Exhibit 4.3
                             PUBLIC SECURITIES, INC.
                          300 N. Argonne Rd., Suite 202
                                Spokane, WA 99212
                                 (509) 892-5590
                               Fax (509) 892-5620


March 29, 2005

Nileema Pargaonker
NASD Corporate Financing Department
9509 Key West Avenue
Rockville, MD 20850

Re: NASD Filling 2004-0820-002

Dear Ms. Pargaonker:

With respect to the 69,500 shares to be held by Public Securities, Inc. upon exercise of warrants, none shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days immediately following the date of clearance by the Corporate Financing Department pursuant to Rule 2710(g)(1).

Sincerely,

/s/WILLIAM F. ROSS
William F. Ross